    As filed with the Securities and Exchange Commission on October 24, 2001
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          _____________________________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)
                          _____________________________

                                 PUMATECH, INC.
                       (Name of Subject Company (Issuer))

                          _____________________________

                                 PUMATECH, INC.
                        (Name of Filing Person (Offeror))

                          _____________________________

                              Certain Options under
                           Puma Technology, Inc. 1993
                     Amended and Restated Stock Option Plan,
                                       and
                           Puma Technology, Inc. 2000
                   Supplemental Stock Option Plan, as amended

     to Purchase Common Stock, Par Value $.001 per Share, of Pumatech, Inc.
                         Held by Eligible Option Holders

                         (Title of Class of Securities)

                          _____________________________

                                        *

                      (CUSIP Number of Class of Securities)
                                    745887109

                          _____________________________

                                   copies to:
            Kelly Hicks                              Adele C. Freedman
      Chief Financial Officer                         Paul Graffagnino
          Pumatech, Inc.                       General Counsel Associates LLP
2550 North First Street, Suite 500                  1891 Landings Drive
       San Jose, CA, 06855                        Mountain View, CA 94043
       Tel: (408) 321-7650                          Tel: (212) 450-4000

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:            Not applicable.
         Form or Registration No.:          Not applicable.
         Filing party:                      Not applicable.
         Date filed:                        Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [_] going-private transaction subject to Rule 13e-3.
         [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 745887109.

================================================================================

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed with the Securities and Exchange Commission on September 24, 2001, as amended by Pumatech, Inc., a Delaware corporation (the "Company"), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees and directors and with an exercise price greater than $3.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated September 24, 2001, a copy of which was attached as Exhibit
(a)(1)(A) to the Tender Offer Statement (the "Offer to Exchange") and the related Letter of Transmittal attached as Exhibit (a)(1)(B) to the Tender Offer Statement (the "Letter of Transmittal"), as each may be amended from time to time.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 of the Tender Offer Statement is hereby amended to add the following:

         The offer made pursuant to the Tender Offer Statement expired at 12:00 Midnight, California time. On Monday October 22, 2001. Pursuant to the Offer, we accepted for exchange options to purchase 980,295 shares of our common stock, representing approximately 75% of the options that were eligible to be tendered in the Offer (excluding options that were held by individuals whose employment with us terminated during the tender offer period). Subject to the terms and conditions of the Offer to Exchange, we will grant options to purchase an aggregate of 980,295 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(1)(F), indicating the number of shares of our common stock that have been accepted for exchange, the corresponding number of shares of our common stock that will be subject to the options that will be granted to such holder and the expected grant date of the new options.

         Officer/Director/ Affiliate Transactions:

         We accepted for exchange under the offer options tendered by the following officers and directors:

------------------------------------------------------------------------------------------------
                                                        Shares of Our           Per Share
                                                        Common Stock            Exercise
                                                        Underlying              Price of
                                                        Options                 Options
                                                        Accepted for            Accepted for
 Name                       Principal Position          Exchange                Exchange
 ----                       ------------------          --------                --------
------------------------------------------------------------------------------------------------
 Praisner, Michael J.       Director                     25,000                 $4.1250
------------------------------------------------------------------------------- ----------------
 Walker, Richard            Vice President, Online      120,000                  7.3594
                            Services
------------------------------------------------------------------------------------------------

ITEM 12.  EXHIBITS

  (a)(1)(A)   Offer to Exchange dated September 24, 2001.*
  (a)(1)(B)   Form of Letter of Transmittal.*
  (a)(1)(C)   Form of Letter to Eligible Option Holders Regarding Offer.*
  (a)(1)(D)   Form of Optionee Activity Report.*
  (a)(1)(E)   Form of Notice of Withdrawal of Tender.*

-------------------------------------------------------------------------------

  (a)(1)(F) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
  (a)(1)(G)   Notice of Amendment to Offer to Exchange.*
  (b)         Not applicable.
  (c)         Not Applicable
  (d)(1) Pumatech 1993 Amended and Restated Stock Option Plan, previously filed with the Commission on February 6, 2001 as Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333- 55092, which is incorporated herein by reference.
  (d)(2) Pumatech, Inc. 2000 Supplemental Stock Option Plan, as amended, previously filed with the Commission on October 27, 2000 as
              Exhibit 4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844, which is incorporated herein by reference.
  (d)(3) Forms of award agreement under the Pumatech Amended and Restated 1993 Stock Option Plan.*
  (d)(4) Forms of award agreement under the Pumatech, Inc. 2000 Stock Option Plan, as amended.*
  (g)         Not applicable.
  (h)         Not applicable.

________________________
* Previously filed.

-------------------------------------------------------------------------------

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                       Pumatech, Inc.

                                       /s/ Kelly J. Hicks
                                       -----------------------
                                       Kelly J. Hicks
                                       Vice President, Operations and
                                       Chief Financial Officer

Date: October 24, 2001

________________________________________________________________________________

INDEX TO EXHIBITS

Exhibit Number   Description

______________

 (a)(1)(A)   Offer to Exchange dated September 24, 2001.*
 (a)(1)(B)   Form of Letter of Transmittal.*
 (a)(1)(C)   Form of Letter to Eligible Option Holders Regarding Offer.*
 (a)(1)(D)   Form of Optionee Activity Report.*
 (a)(1)(E)   Form of Notice of Withdrawal of Tender.*
 (a)(1)(F) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
 (a)(1)(G)   Notice of Amendment to Offer to Exchange.*
 (b)         Not applicable.
 (c)         Not Applicable
 (d)(1) Puma Technology, Inc. 1993 Amended and Restated Stock Option Plan, previously filed with the Commission on February 6, 2001 as Exhibit
             4.1 to the Company's Registration Statement on Form S-8, Registration No. 333- 55092, which is incorporated herein by reference.
 (d)(2) Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as amended filed with the Commission on October 27 , 2000 as Exhibit
             4.1 to the Company's Registration Statement on Form S-8, Registration No. 333-48844 which is incorporated herein by reference.
 (d)(3) Forms of award agreement under the Puma Technology, Inc. 1993 Amended and Restated Stock Option Plan.*
 (d)(4) Forms of award agreement under the Puma Technology, Inc. 2000 Supplemental Stock Option Plan, as amended.*
 (g)         Not applicable.
 (h)         Not applicable.

_______________________

*Previously filed.

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